FOR IMMEDIATE RELEASE — June 27, 2003
FOR: PetroKazakhstan Inc.
SUBJECT: MOU signed with LUKoil on CPC access

CALGARY, Alberta – PetroKazakhstan Inc. (“PetroKazakhstan”) is pleased to announce that it has signed a Memorandum of Understanding with LUKoil whereby LUKoil, a shareholder in the Caspian Pipeline Consortium (“CPC”), will designate Turgai Petroleum as an Affiliated Shipper in CPC. It is anticipated that Turgai Petroleum’s shipments through CPC will start before year-end and gradually reach up to 31,800 bopd (1,500,000 tonnes per year), of which PetroKazakhstan’s share will be 50%.

PetroKazakhstan Inc. is an independent, integrated, international energy company, celebrating its sixth year of operations in the Republic of Kazakhstan. It is engaged in the acquisition, exploration, development and production of oil and gas, refining of oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the New York Stock Exchange under the symbol PKN. They also trade on the Toronto Stock Exchange under the symbol PKN and on the Frankfurt exchange under the symbol PKZ.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.
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For further information please contact:

Bernard F. Isautier President and Chief Executive Officer 44 (1753) 410-020	Ihor P. Wasylkiw Vice President Investor Relations (403) 221-8658

Suite #1460 Sun Life Plaza North Tower 140 – 4th Avenue S.W. Calgary, Alberta, Canada T2P 3N3 Telephone (403) 221-8435 Fax: (403) 221-8425